EXHIBIT 3.1

BYLAW AMENDMENTS

Bylaw Section 1, Section 2, and Section 3 of Article I be deleted and replaced in their entirety by the following:

“Section 1. REGISTERED OFFICE. The registered agent shall be InCorp Services, Inc., 2360 Corporate Circle, Suite 400, Henderson, NV 89074-7722. The corporation may also maintain an office or offices at such other place or places, either within or without the State of Nevada as may be determined, from time to time, by the Board of Directors.”

The following language contained in Bylaw Article III, Section 16 be deleted and replaced with a “.”:

“ except with respect to:

(a) The approval of any action which requires shareholders’ approval or approval of the outstanding shares;

(b) The filling of vacancies on the Board or on any committees;

(c) The fixing of compensation of the directors for serving on the Board or on any committee;

(d) The amendment or repeal of bylaws or the adoption of new bylaws;

(e) The amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable by a committee of the Board;

(f) The distribution to the shareholders of the corporation;

(g) The appointment of other committees of the Board or the members thereof.”

Bylaw Article IV, Section 1 is deleted and replaced in its entirety by the following:

“Section 1. OFFICERS. The corporation shall have such officers, with such titles and duties as the board of directors may determine by resolution, which must include a president, a secretary and a treasurer.”

The following language contained in Bylaw Article IV, Section 4 be deleted:

“The acceptance of such resignation shall be necessary to make it effective.”

The following language contained in Bylaw Article VII be deleted in its entirety:

“These bylaws may be altered, amended or repealed either by approval of a majority of the outstanding shares entitled to vote or by the approval of the Board; provided however that after the issuance of shares, a bylaw specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a flexible Board or vice versa, may only be adopted by the approval by an affirmative vote of not less than two-thirds of the corporation’s issued and outstanding shares entitled to vote.”

and replaced in its place and stead the following sentence:

“These bylaws may be altered, amended or repealed either by approval of a majority of the outstanding shares entitled to vote or by the approval of the Board.”

Bylaw Section 2 of Article III be deleted and replaced in its entirety by the following:

“Section 2. NUMBER OF DIRECTORS. The number of directors shall be one or more, as fixed from time to time by resolution of the board of directors; provided, however, that the number of directors shall not be reduced so as to shorten the tenure of any director as the time in office. ”

Bylaw Section 5 of Article III be deleted in its entirety and be replaced by the following:

“ Section 5. VACANCIES. Any vacancy occurring on the board of directors and any directorship to be filled by reason of an increase in the board of directors may be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director. Such newly elected director shall hold such office until his successor is elected and qualified or until his earlier resignation or removal.”